Mail Stop 4561

October 13, 2006

By U.S. Mail and Facsimile to 201-541-1778

Roman Price
Chairman of the Board, President, Chief Executive Officer
Ultitek, Ltd.
560 Sylvan Avenue
Englewood Cliffs, NJ 07632

Re: Ultitek, Ltd.
      Registration Statement on Form 10-12(g)
      Amendment No. 5
      Filed September 22, 2006
      File No. 0-51819

Dear Mr. Price:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

General

   1. Please refer to our previous comment 1 and revise your disclosures to provide the following information:

- Please revise your Summary of Significant Accounting policies to disclose your accounting policy for issuing shares under these agreements and revise to clarify that you utilize the fair value of the shares on the date accrued to determine the number of shares to be issued under the agreements.   Additionally, please include how you determine the fair value of the shares on the date they are reflected in your financial statements.

- We note your restatement disclosures in Note K on page 48. Please move this disclosure to the front of the notes to the financial statements.

- Please have your auditor provide a revised audit opinion that includes an emphasis of matter paragraph that discusses the restatements to your December 31, 2005 financial statements.

Statement of Stockholder's Equity, page F-5

2. Please refer to our previous comment 3. We have reviewed your response and continue to believe that the shares issued to the former officers and consultant were not founder's shares and should be recorded at fair value.

- The shares issued to the CEO, COO and legal consultant were not founder's shares for the following reasons:

   a) Your company was incorporated on January 11, 2005 in Delaware and only reincorporated on March 11, 2005 in Nevada.

   b) The shares issued in the March 11, 2005 reincorporation were not in the same proportion as the original ownership percentages.

   c) The CEO, COO and legal consultant did not exchange their shares, they paid cash for them.

- The reincorporation in Nevada was for the purpose of effecting the merger with TAIS and the shares issued in that transaction to the CEO, COO and legal consultant were issued contemporaneously and in contemplation of this transaction. Therefore, we believe that these shares were issued for less than fair value and constitute cheap stock issuances.

- In your response filed with the Commission on August 30, 2006, you stated that as of March 11, 2005, the date you reincorporated in Nevada, the company did not have any assets or value. However, in the valuation provided in response to our previous comment 4, the shares had a value of $0.04 per share. Therefore, the company did have value on the date of issuance to the CEO, the COO and the legal consultant and these shares should be recorded at fair value.

Please revise your financial statements accordingly.

Note D – 7% Convertible Debenture, page F-10

3. Please refer to our previous comment 4. Please revise to disclose the following related to the valuation of your stock provided in your response:

- We note that the valuation detail provided in your response. The valuation is as of January 3, 2006, but the convertible debt was issued on February 14, 2006 and May 3, 2006. Please revise to disclose if you have updated your valuation assumptions as of the date of issuance. If not, please disclose why you believe this valuation to be a reasonable estimate of the value of your stock on the date of issuance.

- The fair value per share as of January 3, 2006 contains a steep discount for illiquidity, yet the valuation provided as of March 11, 2005 does not. Please revise to disclose the conditions in place on January 3, 2006 that caused the illiquid condition and describe the reasons why these conditions were not in place at March 11, 2005.

- Please revise to disclose why you believe this valuation to be a more relevant measure of the fair value of your stock than the price of your stock as traded by unrelated third parties. Please provide a trading history of your stock from inception to the most recent period included in your financial statements, and include the date of the trade, the number of shares and the price paid per share. Include all trades of previously issued stock.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekeh Moore at 202-551-3463 or Paul Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc: Virginia K. Sourlis
       The Sourlis Law Firm
       The Galleria
       2 Bridge Ave
       Red Bank, NJ 07701